[redacted]

12013369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H&L EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 PEACHTREE ST. , NE; 10 COLONY SQUARE, SUITE 2120

(No. and Street)

ATLANTA	GA	30361-6206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHYLLIS J. BECK 404-892-3300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT S. BLAD, P.C.

(Name – *if individual, state last, first, middle name*)

1832 INDEPENDENCE SQUARE; STE A	DUNWOODY	GA	30338
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, PHYLLIS J. BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&L EQUITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Phyllis J Beck
Signature

General Securities Principal
Title

JENNIFER GRUNBAUM NOTARY PUBLIC MY COMMISSION EXPIRES OCTOBER 21, 2014 DEKALB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, PHYLLIS J. BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&L EQUITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&L EQUITIES, LLC

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

Robert S.
Blad, P.C.

H & L EQUITIES, LLC

TABLE OF CONTENTS

	PAGE
Independent Auditor's Report	2
Financial Statements:	
Statements of Financial Condition	3
Statements of Operations and Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
SCHEDULE	
Computation of Net Capital under Rule 15c3-1	1
Reconciliation of Net Capital Computation	2
Computation of Aggregate Indebtedness and Basic Net Capital Requirement	3
Statement of Exemption from Compliance with Rule 15c3-3 and Statement of Subordinated Liabilities	4
Independent Auditor's Report on Internal Control Structure	5

Robert S.
Blad, P.C.

Certified Public Accountant

Member of:
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
H & L Equities, LLC
Atlanta, Georgia

I have audited the accompanying statements of financial condition of H & L Equities, LLC, as of December 31, 2011 and 2010, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & L Equities, LLC, as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robt S Blad, P. C.

February 23, 2012
Dunwoody, Georgia

1832 INDEPENDENCE SQUARE • SUITE A • DUNWOODY, GA 30338 • (770) 512-7600 FAX (770) 512-0507

H&L EQUITIES, LLC
Statements of Financial Condition

	As of December 31,			
	2011		2010	
ASSETS				
CURRENT ASSETS:				
Cash and cash equalivents:	$	45,681		52,257
Commissons receivable		50,000		37,500
Other receivables		330		0
Prepaids		800		2,338
TOTAL ASSETS	$	96,811	$	92,095
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES:				
Commissions payables	$	30,000	$	23,762
MEMBERS' EQUITY		66,811		68,333
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	96,811	$	92,095

See Accompanying Notes to the Financial Statements

H&L EQUITIES, LLC
Statements of Operations and Changes in Members' Equity

	Year Ended December, 31,	
	2011	2010
REVENUE:		
Commission revenue (note 2)	$ 650,524	$ 496,580
Interest Income	42	83
Total Revenue	650,566	496,663
EXPENSES:		
Commission	390,315	297,948
Overhead (note 2)	45,844	36,144
Professional fees	13,323	9,908
License and registration fees	6,578	7,688
Other	6,028	6,944
Total Expenses	462,088	358,632
NET INCOME	188,478	138,031
CAPITAL CONTRIBUTIONS	-	10,000
DISTRIBUTIONS	(190,000)	(134,000)
MEMBERS' EQUITY:		
Beginning of year	68,333	54,302
End of year	$ 66,811	$ 68,333

See Accompanying Notes to the Financial Statements

H&L EQUITIES, LLC
Statements of Cash Flows

	Year Ended December, 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 188,478	$ 138,031
Adjustments to reconcile net income to cash provided by (used in) operating activities:		
Cash provided by (used for):		
Receivables	(12,830)	-
Prepaids	1,538	(396)
Commissions payable	6,238	1,262
Net Cash Provided by (Used in) Operating Activities	183,424	138,897
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	-	10,000
Distributions	(190,000)	(134,000)
Net Cash Provided by (Used in) Financing Activities	(190,000)	(124,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,576)	14,897
CASH AND CASH EQUIVALENTS:		
Beginning of year	52,257	37,360
End of year	$ 45,681	$ 52,257

See Accompanying Notes to the Financial Statements

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of Real Estate Investment Trusts (REITS). The Company is registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority ("FINRA"); and the states of Georgia, Florida, South Carolina, North Carolina, Maryland, Oklahoma, Pennsylvania, Texas and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by Rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers.

INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

REVENUE RECOGNITION

Commission income and the related expense are recorded when the related REIT is fully subscribed.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. In 2011 and 2010, the Company made no income tax or interest payments.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the near future.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through the report date, which is the date the financials were available to be issued.

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES-concluded

UNCERTAIN TAX POSITIONS

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. As of December 31, 2011 and 2010, there are no known items which would result in a material accrual related to where the Organization has federal or state attributable tax positions.

NOTE 2 - RELATED PARTY TRANSACTIONS

Overhead expense reflects amounts paid to company partially owned by one of the Company's members for the Company's share of overhead expenses in accordance with an expense allocation agreement.

For 2011 and 2010, all of Company's commission income related to commissions earned on REITS administrated by a company partially owned by one of the Company's members.

SCHEDULE 1

H & L EQUITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2011

Total Members' equity	$ 66,811
Less non-allowable assets:	
Prepaids	(800)
Commissions receivable*	(20,000)
Other receivable	(330)
Net Capital	$45,681

* Allowable to extent of related commissions payable

H & L EQUITIES, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)

DECEMBER 31, 2011

	Reported in Unaudited Part II A Focus Report	Difference	Reported in Audited Financial Statements
Total Members' equity	$66,811	-	$66,811
Less non allowable assets	(21,130)	-	(21,130)
Net Capital	$45,681	-	$45,681

Note> the above difference relates to a non allowable prepaid

H & L EQUITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC
NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2011

Aggregate Indebtedness:	
Commissions payable	$30,000
Total Aggregate Indebtedness	$30,000
Total Aggregate Indebtedness to Net Capital	.657 to 1
Basic Net Capital Requirement:	
Minimum Net Capital requirement	$5,000
Net Capital - SCHEDULE 1	45,681
Excess Net Capital	$40,681

H & L EQUITIES, LLC

STATEMENT OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENT OF
SUBORDINATED LIABILITIES

YEAR ENDED DECEMBER 31, 2011

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2011

STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of December 31, 2011.

SCHEDULE 5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
H & L Equities, LLC
Atlanta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of H & L Equities, LLC, for the year ended December 31, 2011, I considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of H & L Equities, LLC's internal control. Accordingly, I do not express an opinion on the effectiveness of the Organization's internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
(CONCLUDED)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. I consider the following deficiency in internal controls to be a significant deficiency.

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis. My consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, I believe the significant deficiency described above is not a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objective.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Robt J Bear, P. C.

February 23, 2012
Dunwoody, Georgia

Robert S.
Blad, P.C.
1832 INDEPENDENCE SQUARE
SUITE A
DUNWOODY, GA 30338
(770) 512-7600 FAX (770) 512-0507

SCHEDULE 6

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED -UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
H&L Equities, LLC
Atlanta, Georgia

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)I to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by H&L Equities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating H&L Equities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). H&L Equities, LLC's management is responsible for the H&L Equities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and I findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of my opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robt S Blad, P.C.

February 23, 2012
Dunwoody, Georgia

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053371 FINRA DEC
H & L EQUITIES LLC 16*16
1175 PEACHTREE STREET NE
100 COLONY SQ NE STE 2120
ATLANTA GA 30361-6206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,626

B. Less payment made with SIPC-6 filed (exclude interest) (962)

7/13/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 664

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 664

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 664

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H+L Equities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO / FINOP
(Title)

Dated the 8th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 20 11 and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 650,567
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 650,567
2e. General Assessment @ .0025	$ 1,626 (to page 1, line 2.A.)